FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______       Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Enters Into Definitive Property Option Agreement, Adds 6.1km of Prospective Strike Length Along Appleton Fault at Queensway North

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 3, 2022--New Found Gold Corp. (TSXV:NFG | NYSE-A: NFGC) ("New Found" or the "Company") is pleased to announce that it has entered into a definitive property option agreement (the “Option Agreement”) that grants the Company the exclusive right to acquire a 100% interest (the “Option”) in five mineral licenses located in the Province of Newfoundland and Labrador (the “Property”), significantly expanding the Company’s Queensway North project area.

Highlights:

  The optioning of this ground further bolsters the Company’s landholdings to 165,575 hectares and adds an approximately 6.1km segment of strike along the highly prospective Appleton Fault Zone (Figure 1).
  The terms of the Option Agreement, detailed below, include cash and share payments, and importantly do not include any mandatory work commitments, advanced royalty payments, or granting of royalties.

Greg Matheson, COO of New Found Gold stated: “Optioning these mineral licenses provides us with an additional 13,755 hectares of ground including 6.1km of untested and highly prospective strike along the Appleton Fault Zone with a very reasonable up-front cost. We look forward to commencing our initial exploration work on these new licenses which will focus on generating drill targets. Any decision on drilling will be made after this first phase of ground work and evaluation.”

Terms of Option Agreement:

The Option Agreement the Company has entered into is with Aidan O’Neil, Suraj Amarnani, Joshua Vann and VOA Exploration Inc. (the “Optionors”). Under the terms of this agreement, the Company may exercise the Option by (i) issuing an aggregate of 487,078 common shares in capital of New Found (“Common Shares”), and (ii) making aggregate cash payments of $2,350,000 to the Optionors as follows:

  $200,000 and 39,762 Common Shares on the later of (i) Staking Confirmation Date (as defined in the Option Agreement) and (ii) the receipt of the TSX-Venture Exchange’s (the “TSXV”) approval;
  $200,000 and 39,762 common shares on or before November 2, 2023;
  $250,000 and 69,583 common shares on or before November 2, 2024;
  $300,000 and 89,463 common shares on or before November 2, 2025;
  $600,000 and 129,224 common shares on or before November 2, 2026; and
  $800,000 and 119,284 common shares on or before November 2, 2027.

The transactions contemplated by the Option Agreement, including the issuance of Common Shares thereunder, are subject to the approval of the TSXV. Any Common Shares issued under the Option Agreement will be subject to a hold period of four months and a day, as well as a voluntary escrow of 24 months for the first share issuance, and 12 months for any share issuances thereafter.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 74% complete. The Company is well funded for this program with cash and marketable securities of approximately $55 million as of November 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the TSXV’s acceptance of the transaction and the timing of the cash payments and share issuances under the Option Agreement. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "suggests," "potential," "goal," "objective," "prospective," "possibly," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks related to the TSXV’s acceptance of the transaction, the Company’s ability to satisfy conditions precedent under the Option Agreement; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or through the SEC’s Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 3, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer